SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

MEDIA GENERAL, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $5.00 PER SHARE

(Title of Class of Securities)

584404107

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584404107	SCHEDULE 13D	PAGE 2 OF 4 PAGES

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed with the Commission on June 4, 2012, as amended on September 24, 2012. This Amendment is filed by Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), and Mr. Buffett, who may be deemed to control Berkshire, relating to the beneficial ownership of the Class A Common Stock, par value $5.00 per share (“Class A Common Stock”), of Media General, Inc., a Virginia corporation (“MEG”). Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D as previously filed.

ITEM 4.	PURPOSE OF TRANSACTION.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 5, 2013, MEG entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among MEG, General Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of MEG, General Merger Sub 2, Inc., a Delaware corporation and a direct, wholly owned subsidiary of MEG, General Merger Sub 3, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of MEG, and New Young Broadcasting Holding Co., Inc., a Delaware corporation (“Young”), relating to a reclassification of the common stock of MEG (the “Reclassification Merger”) and a strategic business combination with Young (the “Combination Merger”).

In connection with MEG’s entry into the Merger Agreement, Berkshire, World Media Enterprises Inc., a Delaware corporation and Berkshire subsidiary, MEG, Media General Operations, Inc., a MEG subsidiary, and (as to Section 1.a. only) the D. Tennant Bryan Media Trust (the “Trust”) and J. Stewart Bryan III (the “Shareholder”) entered into a letter agreement, dated June 5, 2013 (the “Equity Letter Agreement”), relating to (1) that certain shareholders agreement (the “Shareholders Agreement”), dated as of May 24, 2012, by and among Berkshire, MEG, the Trust and the Shareholder, and (2) that certain registration rights agreement, dated as of May 24, 2012 (the “Registration Agreement”), by and between Berkshire and MEG. The Equity Letter Agreement sets forth the agreement of the parties thereto to terminate the Shareholders Agreement and the Registration Agreement as of the effective time of the Combination Merger (the “Combination Effective Time”). In addition, the parties agreed that Berkshire would receive, as consideration for its Class A Common Stock in the Reclassification Merger, newly created Voting Common Stock of MEG to the extent (but only to such extent) necessary to ensure that, immediately following the Combination Effective Time, Berkshire and any of its affiliates will hold no more than four and ninety-nine hundredths percent (4.99%) of the then outstanding Voting Common Stock of MEG and would receive any other consideration in respect of the Reclassification Merger as newly created Non-Voting Common Stock of MEG. Immediately following the Combination Effective Time, Berkshire will have an approximately 5.3% economic interest in the equity of MEG, comprised of the above-referenced Voting Common Stock interest coupled with the Non-Voting Common Stock that will also be issued to Berkshire in the Reclassification Merger. The foregoing ownership percentage is based on the number of shares of Class A Common Stock currently owned by Berkshire and on information provided by MEG regarding the number of shares of its common stock that will be outstanding immediately following the Combination Effective Time.

In addition, in connection with that certain credit agreement (the “Credit Agreement”), dated as of May 17, 2012, among MEG, as the borrower, BH Finance LLC (a Berkshire subsidiary), as administrative agent and a lender, and the three other lenders party to the Credit Agreement (which are also Berkshire subsidiaries), the parties to the Credit Agreement entered into a letter agreement (the “Credit Letter Agreement”), dated June 5, 2013. The Credit Letter Agreement sets forth the agreement of the parties thereto that (i) MEG’s entry into the Merger Agreement in accordance with the provisions of the Credit Letter Agreement would not constitute a default under the Credit Agreement, and (ii) in the event the Credit Agreement has not been refinanced and repaid in full prior to the consummation of the transactions contemplated by the Merger Agreement, the Credit Agreement would, subject to satisfaction of certain conditions, be amended to incorporate the terms set forth in the Credit Letter Agreement to reflect the post-merger structure of MEG and its subsidiaries and to account for Young’s existing secured debt facility.

CUSIP No. 584404107	SCHEDULE 13D	PAGE 3 OF 4 PAGES

The foregoing description of the Equity Letter Agreement and the Credit Letter Agreement does not purport to be complete and is subject, and qualified in its entirety by reference, to the full text of the agreements, which are filed as Exhibits to this Amendment.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response set forth in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On June 5, 2013, Berkshire entered into the Equity Letter Agreement and the Credit Letter Agreement. The description of these agreements set forth in Item 4 above is hereby incorporated by reference in this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement required by Rule 13d-1(k)(1) (previously filed as Exhibit 1 to the Schedule 13D of Warren Buffett and Berkshire Hathaway Inc., filed on June 4, 2012, and incorporated herein by reference).

7	Letter Agreement, dated as of June 5, 2013, by and among Berkshire Hathaway Inc., World Media Enterprises Inc., Media General, Inc., Media General Operations, Inc., and (as to Section 1.a. only) the D. Tennant Bryan Media Trust and J. Stewart Bryan III.

8	Letter Agreement, dated as of June 5, 2013, by and among Media General, Inc., as the borrower, BH Finance LLC, as administrative agent and a lender, and the other lenders party to the Credit Agreement.

CUSIP No. 584404107	SCHEDULE 13D	PAGE 4 OF 4 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete, and correct.

Dated: June 6, 2013

WARREN E. BUFFETT

/s/ Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer